THE NIELSEN COMPANY B.V.

NIELSEN FINANCE LLC

NIELSEN FINANCE CO.

770 Broadway

New York, New York 10003

July 31, 2007

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Karen J. Garnett

Re:	Request for Effectiveness for

The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co.

Registration Statement on Form S-4 (File No. 333-142546)

Dear Ms. Garnett:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co. hereby request acceleration of the effectiveness of the above-referenced Registration Statement to 11:00 a.m. on August 1, 2007, or as soon thereafter as possible. We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Very truly yours,

THE NIELSEN COMPANY B.V.
NIELSEN FINANCE LLC
NIELSEN FINANCE CO.

By:	/s/Harris Black
Harris Black
Vice President, Deputy General Counsel and Secretary